BY-LAW AMENDMENT

The Chairman noted that the mandatory retirement age for outside directors is 68. Because of Prospero, it is very much to the company's benefit to have Mr. James Welch remain on the board past his 68th birthday, and he had kindly indicated his willingness to do so. Mr. Brown therefore proposed that the By-laws be amended to permit Mr. Welch to remain on the Board through the Annual Meeting following his 68th birthday (July, 1998).

Upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, that the By-laws be amended as follows:

                            ARTICLE II.

                        BOARD OF DIRECTORS

SECTION 2.1  Number; Qualification.
The Board of Directors of the Corporation shall consist of not less than three (3) nor more than seventeen (17) persons, who shall hold office until the Annual Meeting of the Stockholders next ensuing after their election, and until their respective successors are elected and shall qualify. The number of Directors to serve from time to time shall be fixed by the Board of Directors subject to being changed by the stockholders at any Annual Meeting of Stockholders. Directors need not be stockholders. Members of the Board of Directors who are employees of the Corporation shall retire from the Board upon attaining age 65; provided, that (a) Chief Executive Officers of the Corporation who hold such office upon attaining age 65, shall retire from the Board upon attaining age 67, and (b) Chief Executive Officers who retire prior to attaining age 65 shall retire from the Board upon attaining age 65, except that if a Chief Executive Officer retires after his 63rd birthday, he shall retire from the Board two years from the date of his retirement as Chief Executive Officer. Members of the Board of Directors who are not employees of the Corporation shall retire from the Board upon attaining age 68, except that non-employee Directors who were elected to the Board prior to January 1, 1977 shall retire from the Board at the Annual Meeting of the Stockholders next ensuing after attaining their 68th birthday.